PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY

January 11, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyana Peyser

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 31 Filed December 7, 2021 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 5, 2022, relating to the Company’s Post-Qualification Amendment No. 31 to Offering Statement on Form 1-A (File No. 024-10896) filed with the Commission on December 7, 2021 (“Post-Qualification Amendment No. 31”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 32 to Offering Statement on Form 1-A (File No. 024-10896) (“Post-Qualification Amendment No. 32”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 31 filed on December 7, 2021), or as otherwise specifically indicated, all page references herein correspond to the page of Post-Qualification Amendment No. 32.

Securities and Exchange Commission

January 10, 2022

Post-Qualification Amendment No. 31 to Form 1-A to Filed December 7, 2021

Transfer Agent and Registrar, page 240

1.	Please include a description of the material terms of your transfer agent agreement with Vertalo, Inc. and file the agreement as an exhibit.

In response to the Staff’s comment, the Company advises the Staff that it has revised Post-Qualification Amendment No. 32 to include a description of the material terms of its transfer agent agreement with Vertalo, Inc. and to file the agreement as an exhibit.

2.	It appears pursuant to the co-ownership agreements related to this offering that Spendthrift Farms LLC and My Racehorse CA LLC make decisions regarding the horses relevant to this offering by majority or unanimous vote, with a few minor exceptions. Please tell us whether and how you have determined that My Racehorse has approval rights over a broad range of day to day operational matters that directly impact the value of the parties' agreements and that My Racehorse does not have limited management control in the relevant assets."

In response to the Staff’s comment, the Company advises the Staff that, as it represented to the Commission previously in its response dated April 6, 2021 with respect to similarly situated offerings in which the Company was not the majority owner (including Collusion Illusion, Authentic, Lazy Daisy, Shake It Up Baby, and Mystique 17), with respect to the offerings at issue, the Company is engaged daily on key operating decisions (and, in this case, is the day-to-day operational manager of the co-ownership) and has approval rights over a broad range of day to day operational matters that directly impact the value of series in this offering and that the Company, any series, the manager, and/or any of its respective affiliates intend that no series will hold assets in which the manager has limited or no management control.

As the Company has indicated previously, the Company has no intention to ever be a passive “limited partner” in a venture managed by a third-party “managing partner” in a racing syndicate like this. The Company is only engaged in co-ownerships with majority owners that agree to the Company having a direct role in the venture, including with respect to major decision rights, This is because, as the Company emphasized in its response to the Commission dated March 30, 2021 wherein the Company provided extensive, detailed factual information about the business operations of the Company as well as the knowledge, sophistication and experience of its team, the Company believes that its level of depth and breadth in stable management is best in class in the racing and thoroughbred business and adds significant value to these co-ownership racing syndicates.

Even when the Company are a minority interest in a co-ownership syndicate, the Company’s advice, knowledge and expertise is heavily influenced in decisioning and the co-ownership agreements include unanimous consent voting rights related to major decisions, as well as rights of first refusal on sales that allow the Company to act on its sophistication if a disagreement in strategy or valuation arises with a majority owner. Co-owners in such racing syndicates, like My Racehorse, have the power, information and sophistication to control their own destinies and such syndicates typically are three or less parties that are all closely involved in the development of the horse which allows such co-owners decision-making and sophistication to directly affect the venture. In no such minority owner co-ownership syndicate will the Company ever defer effective ultimate control of that venture to a third party without such day-to-day operational input and major decision rights.

***

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Securities and Exchange Commission

January 10, 2022

Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 32 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:            Michael Behrens, My Racehorse CA LLC

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